UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): July 18, 2023

LIBERTY MEDIA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-35707	37-1699499
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12300 Liberty Blvd.

Englewood, Colorado 80112

(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (720) 875-5400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Series A Liberty SiriusXM Common Stock	LSXMA	The Nasdaq Stock Market LLC
Series B Liberty SiriusXM Common Stock	LSXMB	The Nasdaq Stock Market LLC
Series C Liberty SiriusXM Common Stock	LSXMK	The Nasdaq Stock Market LLC
Series A Liberty Formula One Common Stock	FWONA	The Nasdaq Stock Market LLC
Series C Liberty Formula One Common Stock	FWONK	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement

The information contained in Item 2.01 of this Current Report on Form 8-K is incorporated by reference into this Item 1.01.

Item 2.01. Completion of Acquisition or Disposition of Assets

On July 18, 2023 at 5:00 p.m., New York City time (the “Effective Time”), Liberty Media Corporation (the “Company”) completed its previously announced split-off (the “Split-Off”) of its former wholly owned subsidiary Atlanta Braves Holdings, Inc. (“Atlanta Braves Holdings”).

The Split-Off was accomplished by a redemption by the Company of each outstanding share of Liberty Braves common stock in exchange for one share of the corresponding series of Atlanta Braves Holdings common stock. As a result of the Split-Off, Atlanta Braves Holdings is an independent, publicly traded company and its assets and liabilities consist of 100% of the ownership and voting interests in Braves Holdings, LLC (“Braves Holdings”), which is the owner of the Atlanta Braves Major League Baseball Club, and certain other assets and liabilities associated with the Atlanta Braves Major League Baseball Club’s stadium and Braves Holdings’ mixed-use development and cash.

In connection with the Split-Off, the following agreements were entered into by the Company (the “Split-Off Agreements”):

●	the Reorganization Agreement, dated as of June 28, 2023, by and between the Company and Atlanta Braves Holdings, which provides for, among other things, the principal corporate transactions required to effect the Split-Off, certain conditions to the Split-Off and provisions governing the relationship between the Company and Atlanta Braves Holdings with respect to and resulting from the Split-Off;

●	the Tax Sharing Agreement, dated as of July 18, 2023, by and between the Company and Atlanta Braves Holdings, which governs the allocation of taxes, tax benefits, tax items and tax-related losses between the Company and Atlanta Braves Holdings;

●	the Services Agreement, dated as of July 18, 2023, by and between the Company and Atlanta Braves Holdings, which governs the provision by the Company to Atlanta Braves Holdings of specified services and benefits following the Split-Off;

●	the Facilities Sharing Agreement, dated as of July 18, 2023, by and among the Company, Atlanta Braves Holdings, and Liberty Property Holdings, Inc. (a subsidiary of the Company), pursuant to which Atlanta Braves Holdings will share office facilities with the Company located at 12300 Liberty Boulevard, Englewood, Colorado;

●	the Aircraft Time Sharing Agreements, each dated as of July 18, 2023, by and between Atlanta Braves Holdings and the Company, which govern the lease for each aircraft owned by the Company (or in which a wholly-owned subsidiary of the Company owns a fractional interest) from the Company to Atlanta Braves Holdings and the provision of fully qualified flight crew for all operations on a periodic, non-exclusive time sharing basis; and

●	the Registration Rights Agreement, dated as of July 18, 2023, by and between the Company and Atlanta Braves Holdings, which provides that, upon the request of the Company and subject to certain limitations set forth therein, Atlanta Braves Holdings will use reasonable best efforts to effect the registration under applicable federal or state securities laws of the approximately 1.8 million shares of Series C common stock of Atlanta Braves Holdings issued to the Company in connection with the settlement and extinguishment of the Braves Group intergroup interest attributed to the Liberty SiriusXM Group that was outstanding immediately prior to the Split-Off.

The section of the prospectus forming a part of Amendment No. 5 to the Company’s Registration Statement on Form S-4, declared effective by the Securities and Exchange Commission on June 9, 2023 (File No. 333-268921), entitled “Certain Relationships and Related Party Transactions—Agreements Relating to the Split-Off,” which describes the material terms of the Split-Off Agreements, is incorporated herein by reference. These descriptions are qualified in their entirety by reference to the full text of the Split-Off Agreements, which are filed as Exhibits 2.1, 10.1, 10.2, 10.3, 10.4 and 10.5, respectively, to this Current Report on Form 8-K.

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On July 18, 2023, the Company notified Nasdaq of the completion of the Split-Off and requested that the Liberty Braves common stock, which traded under the symbols “BATRA” and “BATRK”, be delisted from Nasdaq effective on July 18, 2023 following the Effective Time. The Company also requested that Nasdaq file a notification of removal from listing and/or registration of the Liberty Braves common stock on Form 25 under Section 12(b) of the Securities and Exchange Act of 1934, as amended, with the Securities and Exchange Commission.

Item 8.01. Other Events.

On July 18, 2023, the Company issued a press release announcing the completion of the Split-Off. The full text of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference into this Item 8.01.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Reorganization Agreement, dated as of June 28, 2023, by and between Liberty Media Corporation and Atlanta Braves Holdings, Inc.
10.1	Tax Sharing Agreement, dated as of July 18, 2023, by and between Liberty Media Corporation and Atlanta Braves Holdings, Inc.
10.2	Services Agreement, dated as of July 18, 2023, by and between Liberty Media Corporation and Atlanta Braves Holdings, Inc.
10.3	Facilities Sharing Agreement, dated as of July 18, 2023, by and among Atlanta Braves Holdings, Inc., Liberty Media Corporation, and Liberty Property Holdings, Inc.
10.4	Aircraft Time Sharing Agreements, dated July 18, 2023, by and between Liberty Media Corporation and Atlanta Braves Holdings, Inc.
10.5	Registration Rights Agreement, dated as of July 18, 2023, by and between Liberty Media Corporation and Atlanta Braves Holdings, Inc.
99.1	Press Release, dated July 18, 2023.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 18, 2023

LIBERTY MEDIA CORPORATION

By:	/s/ Wade Haufschild
Name: Wade Haufschild
Title: Senior Vice President